Bionomics Limited

10 May 2004

04030222

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

RECEIVED
2004 MAY 19 P 12:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

per. Jill Mashado
Company Secretary

dw 5/19

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

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Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
10 May 2004

PERKINELMER AND BIONOMICS ANNOUNCE DRUG DISCOVERY COLLABORATION

Alliance Will Drive GPCR and Ion Channel Technology into Asian Market

AUSTRALIA - Bionomics (ASX:BNO; OTC:BMICY), a leading Australian central nervous system (CNS) and cancer biotechnology company, and PerkinElmer, Inc. (NYSE:PKI), a leading provider of drug discovery, life science research and analytical solutions, today announced that they had reached an agreement to collaborate on GPCR and Ion Channel Technologies.

This collaboration recognizes the value of Bionomics' ionX® program for the discovery and development of ion channel drugs for CNS disorders, specifically epilepsy and anxiety. Under this agreement, Bionomics and PerkinElmer will collaborate in the evaluation and optimization of new ion channel reagents.

Bionomics will also incorporate the ImageTrak, PerkinElmer's kinetic cellular screening platform, into Bionomics' CNS drug discovery programs. In addition Bionomics will serve as a reference site for PerkinElmer's cellular screening platforms in the Asian market. PerkinElmer's ImageTrak is a versatile cellular imaging platform utilizing patented fiber-optic imaging and fully integrated liquid handling. It is well suited for automated high-throughput screening against ion channels and GPCRs in lead discovery, using both standard probes as well as novel, highly sensitive ratiometric probes.

"We are pleased to collaborate with PerkinElmer for cellular screening in the Asian market and that PerkinElmer, a leader in drug discovery technologies, has recognized Bionomics' expertise and the value of our ionX® platform. We look forward to incorporating PerkinElmer's technologies in our drug discovery program for epilepsy and anxiety," said Dr Deborah Rathjen, CEO & Managing Director for Bionomics.

"Bionomics clearly understands the value of high-throughput live cell imaging and its impact on future drug discovery. We look forward to further building our relationship with Bionomics and enabling them to develop the best fluorescent screening technologies available for ion channel targeted drug discovery," said Peter Coggins, president, PerkinElmer Life and Analytical Sciences.

Factors Affecting Future Performance

This press release contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained in this

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press release that relate to prospective events or developments, including, without limitation, statements regarding our estimate for 2004 results of operations, are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our debt levels, our ability to comply with the financial covenants contained in our credit agreements, a further downturn in our customers' markets, our failure to introduce new products in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses into our existing business and to successfully combine our Life and Analytical Sciences businesses and competition, as well as other factors which we describe under the caption "Forward-Looking Information and Factors Affecting Future Performance" in our most recently filed annual report on Form 10-K and in our most recently filed quarterly report on Form 10-Q. We disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

About PerkinElmer

PerkinElmer, Inc. is a global technology leader focused in the following businesses - Life and Analytical Sciences, Optoelectronics and Fluid Sciences. Combining operational excellence and technology expertise with an intimate understanding of our customers' needs, PerkinElmer provides products and services in health sciences and other advanced technology markets that require innovation, precision and reliability. The Company serves customers in more than 125 countries, and is a component of the S&P 500 Index. Additional information is available through www.perkinelmer.com or 1-877-PKI-NYSE.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

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About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

About Anxiety

Anxiety affects 9.7% of Australians (approximately 2 million people), and affects Australian women at a higher rate than Australian men. In the United States, which represents a large market for anxiolytic drugs, anxiety affects 19 million people. In both Australia and the United States, anxiety represents the most common mental illness in the population. The global market for drugs that treat anxiety was estimated at US$14.5 billion in 2003.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Contact:
Dr. Deborah Rathjen
CEO & Managing Director
BIONOMICS LIMITED
+61 8 8354 6101

PerkinElmer Investor Contact:
Dan Sutherby
PERKINELMER, INC.
(781) 431-4306

PerkinElmer Media Contact:
John Hallock
Brodeur Worldwide
(617)-587-2024